UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-146157-01
MOBILE STORAGE GROUP (TEXAS), L.P.
(Exact name of registrant as specified in its charter)
700 North Brand Boulevard, Suite 1000
Glendale, California 91203
(818) 253-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantees of the 9 3/4% Senior Notes due 2014 issued by Mobile Services Group, Inc. and Mobile Storage
Group, Inc.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 30
     Pursuant to the requirements of the Securities Exchange Act of 1934, Mobile Storage Group (Texas) L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2008	MOBILE STORAGE GROUP (TEXAS), L.P.
	By:	Mobile Storage Group, Inc., its General Partner

By:	/s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Chief Financial Officer of Mobile Storage Group, Inc.